EXHIBIT 4.51




                                 PROMISSORY NOTE


$4,719.23                    Milpitas, California             September 21, 2000



For value received, ADATOM.com, Inc., promises to pay Richard Barton the sum of Four Thousand Seven Hundred and Nineteen dollars and Twenty-Three Cents ($4,719.23) with interest at the rate of Ten Percent per annum (10%) until paid. Any unpaid interest will become part of the principal. Interest payable quarterly commencing on September 30, 2000. The Principal of Four Thousand Seven Hundred Thirty dollars and Eighty Seven cents ($4,730.87) is due in one payment on September 30, 2000. Principal may be paid in whole or in part prior to the due date without penalty or premium.

Should default be made in payment of principal and/or interest when due, the whole sum of principal and interest shall become immediately due, at the option of the holder of the note. If action be instituted on this note, The maker promises to pay such sum as a Court may fix as attorney's fees.






Adatom.com, Inc.

By: /s/ MICHAEL M. WHEELER
    -----------------------
        Michael M. Wheeler
        Controller





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